

April 4, 2014

Dave Sagehorn
Chief Financial Officer
Oshkosh Corporation
2307 Oregon Street
P.O. Box 2566
Oshkosh, WI 54903

   Re: Oshkosh Corporation
      Registration Statement on Form S-4
      Filed March 13, 2014
      File No. 333-194537

Dear Mr. Sagehorn:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that your guarantors in certain circumstances may be released from its obligation to guarantee the notes. In particular, Section 10.6(3) of the Indenture, dated February 21, 2014, by and among Oshkosh Corporation, the Guarantors and Wells Fargo Bank, National Association, provides that "a Guarantor shall no longer guarantee (other than by virtue of its Note Guarantee) any Debt under the Credit Agreement, or any other Debt for borrowed money of the Company or any of its Restricted Subsidiaries of at least $50.0 million." Please advise us why you believe the guarantees of the issuer's subsidiaries are full and unconditional, as provided on the prospectus cover page and in the legality opinion filed as Exhibit 5.1, in light of the indenture provision referenced above. For guidance, please refer to Section 2510.5 of the Financial Reporting Manual, available on the SEC website, www.sec.gov.

<u>Exhibit 5.1</u>

2. We note that the indenture is governed by New York law. Please have counsel revise to opine on the law of the jurisdiction governing the indenture pursuant to which the debt security or guarantee is issued to determine whether or not it is an enforceable contract and, therefore, a binding obligation. For guidance, please refer to Staff Legal Bulletin, No. 19 (CF), Legality and Tax Opinions in Registered Offerings, available on the SEC website, www.sec.gov.

3. We note counsel's statement that counsel has acted as counsel to you and that the New Note Guarantees "will be legally issued and valid and binding obligations of the Guarantors enforceable in accordance with their terms." Please have counsel revise its opinion to clarify to which guarantors it is referring and to which guarantors its legal opinion pertains.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dave Sagehorn
Oshkosh Corporation
April 4, 2014
Page 3

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3642 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Patrick G. Quick, Esq.
        Foley & Lardner LLP